September 8, 2008

Mr. Harry J. Cynkus
Chief Financial Officer
Rollins, Inc.
2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

> **Re:** **Rollins, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 001-04422**

Dear Mr. Cynkus:

We received your comment letters dated August 5, 2008 and September 5, 2008. We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Michael McTiernan
Special Counsel

cc: Stephen D. Fox (*via fax*)